UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-07167

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

In the matter of

INDIANA MICHIGAN POWER COMPANY

THIS IS TO CERTIFY THAT INDIANA MICHIGAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated March 4, 1986, provides on Exhibit 1 the following information for the period July 1, 2004 through September 30, 2004:

a) summary of barging billings by month to affiliates;
b) summary of barging billings by month to non-affiliates;
c) summary of towing billings by month to affiliates, and;
d) summary of towing billings by month to non-affiliates;

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Indiana Michigan Power Company has duly caused this report to be signed on its behalf on this 23rd day of November, 2004.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-07167

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

CONTENTS

Exhibit
Summary of Billings	1

Exhibit 1
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	July 2004			August 2004			September 2004 (a)
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
BARGING SERVICE BILLINGS TO AFFILIATES		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

AEP Resources, Inc.:
MEMCO Barge Line	-	$-	$318	-	$-	$297	-	$-	$351

Appalachian Power Company and
Ohio Power Company:
Sporn Plant	211,688	$2.02	$428	187,913	$1.60	$300	139,037	$1.68	$946
Amos Plant	-	-	-	-	-	-	62,148	1.16	$45

Total	211,688		$428	187,913		$300	201,185		$991

Appalachian Power Company:
Mountaineer Plant	183,247	$3.39	$620	310,687	$2.74	$850	242,371	$3.08	$(531)
Kanawha River Plant	432	1.28	1	-	-	2	-	-	74

Total	183,679		$621	310,687		$852	242,371		$(457)

Indiana Michigan Power Company:
Tanners Creek	211,377	$4.46	$942	239,279	$3.57	$854	169,574	$3.68	$(215)

Indiana Michigan Power Company
and AEP Generating Company:
Rockport Plant	687,616	$2.07	$1,426	834,526	$1.94	$1,617	734,522	$2.00	$3,537

Ohio Power Company:
Cardinal Plant (Unit 1)	35,977	$2.06	$74	10,516	$3.21	$34	11,442	$3.91	$657
Gavin Plant	-	-	-	-	-	-	-	-	1,324
Kammer Plant	-	-	-	-	-	2	-	-	(6)
Mitchell Plant	-	-	-	-	-	-	-	-	6

Total	35,977		$74	10,516		$36	11,442		$1,981

BARGING SERVICE BILLINGS TO UNAFFILIATED COMPANIES

Buckeye Power Company:
Cardinal Plant (Unit 2 + 3)	166,043	$2.99	$496	219,807	$3.07	$675	74,952	$2.99	$224

Various Companies - Freight and
Demurrage	651,056	$1.96	$1,274	827,112	$2.06	$1,705	620,285	$2.08	$1,293

Various Companies - Rock, Sand
and Gravel	351,230	$2.42	$849	310,298	$2.33	$722	230,960	$2.43	$561

Note: The above amounts include demurrage and barge charter charges.

Exhibit 1 (Continued)
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	July 2004			August 2004			September 2004 (a)
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	-	-	$479	-	-	$451	-	-	$739

Appalachian Power Company and Ohio Power Company :
Sporn Plant	-	-	$21	-	-	$27	-	-	$25
Amos Plant	-	-	56	-	-	61	-	-	24

Total	-		$77	-		$88	-		$49

Kentucky Power Company	-	-	$14	-	-	$17	-	-	$14

Appalachian Power Company:
Mountaineer Plant	-	-	$28	-	-	$28	-	-	$31

Ohio Valley Electric Company	-	-	$19	-	-	$25	-	-	$22

Indiana Michigan Power Company:
Tanners Creek	-	-	$75	-	-	$-	-	-	$-

Ohio Power Company:
Gavin Plant	-	-	$186	-	-	$213	-	-	$172

TOWING SERVICE BILLINGS TO UNAFFILIATED COMPANIES	-	-	$784	-	-	$18	-	-	$854

Note: The above amounts include boat charter and urea unloading facility billings.

(a) The fee per ton for September 2004 barging have been calculated excluding the following true-up of over (under) billing for the years 2001, 2002 and 2003 which are included in September's freight revenue amounts by plant as follows (in thousands):

Cardinal	$612
Gavin	1,324
Amos	(27)
Kammer	(17)
Mitchell	7
Mountaineer	(1,277)
Sporn	713
Rockport	2,065
Tanners	(839)
Kanawha River	73